UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

AEP Industries Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

001031103

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Borden Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BHI Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BHI Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP-BHI Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 150 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 150 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 supplements and amends the Schedule 13D filed on August 23, 2004 by (i) Borden Holdings, LLC, a Delaware limited liability company (“Holdings”), (ii) BHI Acquisition Corp., a Delaware corporation (“BHI Corp”), (iii) BHI Investment, LLC, a Delaware limited liability company (“BHI Investment”), (iv) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (v) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (vi) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (vii) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (viii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V”), (ix) AP-BHI Investments, L.P., a Delaware limited partnership (“AP-BHI,” and collectively with Investment V, Overseas V, Netherlands A, Netherlands B and German V, the “Funds”), (x) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (xi) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors”), relating to the common stock, par value $.01 (the “Common Stock”), of AEP Industries Inc. (“AEP” or the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on August 23, 2004.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The shares of Common Stock shown as beneficially owned by BHI Corp and BHI Investment include the 150 shares of Common Stock held of record by Holdings.  The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock held of record by Holdings, which may be viewed to be controlled by its sole member, BHI Corp, which may be viewed to be controlled by its sole stockholder, BHI Investment, which may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds, BHI Investment, BHI Corp and Holdings.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, BHI Corp, BHI Investment, each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, BHI Corp, BHI Investment, each of the Funds and Advisors.  BHI Corp, BHI Investment, the Funds, Management, Advisors, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock held of record by Holdings and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 8,436,775 outstanding shares of Common Stock of the Issuer as of January 21, 2005, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended October 31, 2004 as filed on January 31, 2005.

(b) See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)  On February 4, 2005, Holdings sold 2,174,268 shares of Common Stock.  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d) None.
(e) February 4, 2005.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

On February 4, 2005, Holdings entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with the buyers identified therein (the “Buyers”) with respect to the sale by Holdings of an aggregate of 2,174,268 shares of Common Stock (the “Sale”).  Under the terms of the Purchase Agreement, Holdings agreed to deliver the notices to the Issuer as required under the Governance Agreement with respect to the transfer to the Buyers of the registration rights provided under the Governance Agreement in connection with the Sale, and each of the Buyers agreed to sign an agreement with the Issuer to be bound by the terms of the Governance Agreement.  Holdings also agreed that it would not sell or dispose of any rights in or to the 150 shares of Common Stock that Holdings continued to hold after the Sale without the prior written approval of the buyers holding a majority of the shares purchased in the Sale.  See the Purchase Agreement, which is filed as an exhibit to this Amendment No. 1 to Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:

Form of Purchase and Sale Agreement dated February 4, 2005 among Borden Holdings, LLC as the seller, and Third Point Partners Qualified L.P., Third Point Partners L.P., Banzai Partners L.P., Third Point Offshore Fund, Ltd., Points West International Investment Ltd., and Banzai Offshore Fund, Ltd., as buyers.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 8, 2005	BORDEN HOLDINGS, LLC

			By:	/s/ Alyssa A. Anton
Alyssa A. Anton
Vice President

Date:	February 8, 2005	BHI ACQUISITION CORP.

			By:	/s/ Ellen Berndt
Ellen Berndt
Secretary

Date:	February 8, 2005	BHI INVESTMENT, LLC

			By:	/s/ Robert Seminara
Robert Seminara
Treasurer

Date:	February 8, 2005	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:		APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 8, 2005	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:		/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 8, 2005	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 8, 2005	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 8, 2005	APOLLO GERMAN PARTNERS V GmbH & CO. KG

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 8, 2005	AP-BHI INVESTMENTS, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 8, 2005	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President